UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) nº 04.032.433/0001–80
Company Registry ID (NIRE) nº 33300275410
Publicly – held Company

MINUTES OF THE GENERAL SHAREHOLDERS’ MEETING
HELD ON APRIL 28, 2010

Drawn up in summary format, as provided for by Article 130 of Law 6,404/76

1) Time, date and venue: Held on April 28, 2010 at 11:00 a.m., at the head offices of Contax Participações S.A. (“Contax” or “Company”), located at Rua do Passeio 48 a 56, parte, in the city and state of Rio de Janeiro.

2) Call Notice: Call Notice published in the newspapers “Diário Oficial do Estado do Rio de Janeiro”, part V, on the editions of: 04/12/2010, page 13, 04/13/2010, page 20 and 04/14/2010, page 38, and in the newspaper “Valor Econômico – Edição Nacional” on the following editions: 04/12/2010, page B–10, 04/13/2010, page C–7 and 04/14/2010, page C–11.

3) Agenda: (i) to acknowledge the management’s accounts, examine, discuss and vote the Management Report and the Financial Statements relating to the fiscal year ended on December 31, 2009, followed by the report of independent auditors; (ii) to approve the allocation of the net income for the year of 2009 and the distribution of dividends; (iii) to determine the Company’s Management compensation.

4) Attendance: shareholders representing more than 83.95% of the capital stock with voting rights, and also more than 42.54% of the preferred shareholders, as per the signatures in the Shareholders’ Attendance Book. Also attending the meeting were Michel Neves Sarkis (Chief Financial Officer and Investor Relations Officer), Sergio Mamede Rosa do Nascimento (representative of the Fiscal Council) and Charles Mace de Aguiar (Deloitte Touche Tohmatsu Auditores Independentes’ representative).

5) Presiding: Chairman: Michel Neves Sarkis, Secretary: Cristina Alves Corrêa Justo Reis.

6) Resolutions: By shareholders representing 83.95% of the voting stock of the Company, present at the Meeting, the following resolutions were taken:

i. To approve unanimously, with no dissenting vote, after examined and discussed, the Management Report, the Balance Sheet and other Financial Statements, as well as the Independent Auditors and Fiscal Council’s reports, documents referring to the year ended on 12/31/2009, as fully published in part V of the “Diário Oficial do Estado do Rio de Janeiro” , edition of 02/24/2010, pages 03 through 11, and in the “Valor Econômico – National Edition” Newspaper, edition of 02/24/2010, of pages A–7 through A–11, in conformity with Article 133, of Law 6,404/76, with the reading of said documents being exempted, once they were fully published and were fully acknowledge by the shareholders.

ii.To approve, with no dissenting vote, the Management’s proposal in the Financial Statements published in 02/24/2010, regarding the proposal for the allocation of Retained Earnings and Net Income for the year ended on December 31, 2009, which totals R$ 139,915,526.10, as follows: (ii.1) R$ 11,083,780.59 to offset accumulated losses; (ii.2) R$ 6,441,587.28 for the Legal Reserve; (ii.3) R$ 32,390,158.20 for the Statutory Reserve; and (ii.4) R$ 90,000,000.00 for the distribution of dividends to the Shareholders of the Company, with R$ 1.506 for common share (gross amount) and R$ 1.506 for preferred share (gross amount), with the dividend amount being remunerated as of 01/01/2010 until the date of the beginning of the payment, by means of the application of the Referential Rate (TR). The Management of the Company also announced that the shares will start to be traded ex–dividend on a date to be timely informed, with dividends being paid in this fiscal year, on a date to be set and communicated to shareholders by the Company.

iii. To approve unanimously, with no dissenting vote, the proposal of the Company’s controlling shareholder, CTX Participações S.A., for the determination of the Management’s compensation for the next fiscal year, as follows: (a) annual global compensation for the Board of Directors in the amount of up to R$1,408,050.00; and (b) annual global compensation for the Company’s Board of Executive Officers in the amount of up to R$1,084,720.00, exclusive of possible amounts paid as benefits, allowance of representation or profit sharing.

iv. After the instatement of the Fiscal Council was requested by the shareholder CTX Participações S.A., the following were appointed as members of the Fiscal Council for the fiscal year beginning on January 1, 2010, with term of office until the date of the General Shareholder’s Meeting to be held until April 30, 2011, under the terms of Article 161 of Law 6,404/76, (1) by the controlling shareholder CTX Participações S.A.: (i) as sitting member Mr. SIDNEI NUNES, brazilian citizen, married, business administrator, Identity Card (RG) 11.581.938 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 011.355.928–37, domiciled in the city and State of São Paulo, with address at av. Dr. Chucri Zaidan, 920, 16º andar, Vila Cordeiro, CEP: 04583–110, and as his alternate member, Mr. APARECIDO CARLOS CORREIA GALDINO, brazilian citizen, widow, business administrator, Identity Card (RG) 5.635.466 issued by SSP/ SP, Individual Taxpayer’s ID (CPF/MF) 666.708.708–25, domiciled in the city and State of São Paulo, with address at Av. Dr. Chucri Zaidan, 920, 16º andar, Vila Cordeiro, CEP:04583–110; (ii) as sitting member, Mr. EDER CARVALHO MAGALHÃES, brazilian citizen, married, accountant, Identity Card (RG) M4.334.299 issued by SSP/MG, Individual Taxpayer’s ID (CPF/MF) 637.838.356–15, domiciled in the city of Belo Horizonte, in the State of Minas Gerais, with address at Av. do Contorno, 8123, Cidade Jardim, CEP 30110–937, and as his alternate member, Mr. HELTON DA SILVA SOARES, brazilian citizen, married, accountant, Identity Card (RG) 070636/0–2 issued by CRC/MG, Individual Taxpayer’s ID (CPF/MF) 000.185.326–08, domiciled in the city of Belo Horizonte, in the State of Minas Gerais, with address at Av. do Contorno, 8123, Cidade Jardim, CEP 30110–937. (iii) as sitting member, Mr. SERGIO MAMEDE ROSA DO NASCIMENTO, brazilian citizen, married, banker and employee of the Federal Savings Bank, Identity Card (RG) 6123022 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 650.042.058–68, domiciled in the city and State of Rio de Janeiro, with address at Av. Sernambetiba, 3360, bloco 03, apto 2103º, Barra da Tijuca, and as his alternate member, Mr. MÁRIO MAGALHÃES DE SOUSA, brazilian citizen, married, banker and employee of the Federal Savings Bank, Identity Card (RG) 83066 issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 050.368.607–72, domiciled in the city and State of Rio de Janeiro, with address at Av. Borges de Medeiros 829, Leblon, CEP 22.430–041; (2) by the minority shareholders, through article 161, fourth paragraph, section (a) of Law 6,404/76 (iv) as sitting member, Mr. ALOISIO KOK, brazilian citizen, married, economist, Identity Card (RG) 3942792, Individual Taxpayer’s ID (CPF/MF) 375.089.468–04, domiciled in the city and State of São Paulo, with address at Rua Bernardino Machado, 243, Granja Julieta, CEP 04.722–120, and as his alternate member, Mrs. SUSANA H. STIPHAN JABRA, brazilian citizen, divorced, economist, Identity Card (RG) 7.366.839–4 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 037.148.408–18, domiciled in the city and State of São Paulo, with address at Rua Dr. Sampaio Viana, 391, apto 112º, Paraíso, CEP 04.004–001; (3) by the shareholders of preferred shares, through article 161, fourth paragraph, section (a) of Law 6,404/76 (v) as sitting member, Mrs. VANESSA MONTES DE MORAES, brazilian citizen, married, economist, Identity Card (RG) 12541009–2, Individual Taxpayer’s ID (CPF/MF) 092.490.537–97, domiciled in the city and State of Rio de Janeiro, with address at Rua Redentor, 283 apto. 101, CEP 22.421–030, Rio de Janeiro – RJ, and as her alternate member, Mr. RICARDO MAGALHÃES GOMES, brazilian citizen, single, eletrical engineer, Identity Card (RG) 08014552–7 issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 014.729.747–86, domiciled in the city and State of São Paulo, with address at Rua Itacema, 292, apto 141º, Itaim Bibi. The newly elected members declared that they are not subject to any crimes that may impede or restrict them from exercising the function.

v. In view of the instatement of the Fiscal Council, an annual compensation was approved by the majority, with no dissenting vote, for the compensation of its members, respecting the minimum limit allowed by law, pursuant to the third paragraph of the Article 162 of Law 6,404/76, which establishes as the minimum limit R$2,200.00 for each sitting member. The Fiscal Council members shall also be reimbursed by expenses incurred in trips and displacements, with such reimbursable expenses receiving the same treatment, limits and criteria observed by the Company’s employees, pursuant to the “Trip Policy” effective at the Company.

7) Closure: There being no further matters to be dealt with, the drawing up of these present Minutes in the summary format was authorized, which, after being read and found in compliance, were signed by the attending shareholders, who authorized their publication without the respective signatures, pursuant to Article 130, second paragraph, of Law 6,404/76. I certify that this is a true copy of the original instrument in the Company’s Book of Minutes.

Rio de Janeiro, April 28, 2010.

SECRETARY
Cristina Alves Corrêa Justo Reis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05 26, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.